UNITED  STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.    20549

SCHEDULE  13G
Under  the  Securities  Exchange  Act  of  1934

Amendment  No.:    1

Name  of  Issuer:  BROADCOM  CORPORATION

Title  of  Class  of  Securities:    COMMON  STOCK  $.0001  PAR  VALUE

CUSIP  Number:    111320107



Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.          Name  of  Reporting  Person  and  S.S.  or  I.R.S. Identification
      No  of  Above  Person:          Dawson  Samberg Capital Management, Inc.
                    Tax  ID:    06-1033494

 2. Check the Appropriate Box if a Member of a Group a.
          b.

 3.          SEC  Use  Only

 4.          Citizenship  or  Place  of  Organization:
          Connecticut

Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With:

 5.          Sole  Voting  Power:          0

 6.          Shared  Voting  Power:          0

 7.          Sole  Dispositive  Power:          0

 8.          Shared  Dispositive  Power:          0

 9.          Aggregate  Amount  Beneficially
     Owned  by  Each  Reporting  Person:          0

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

11.          Percent  of  Class  Represented  by  Amount  in Row (9):       0%

12.          Type  of  Reporting  Person:          IA,  CO


Item  1(a)  Name  of  Issuer:    BROADCOM  CORPORATION

        1(b)  Address  of  Issuer's  Principal  Executive  Offices:
          16251  Laguna  Canyon  Road,  Irvine,  California  92618

Item 2(a) - (c).  Name, Principal Business Address, and Citizenship of Persons
Filing:
          Dawson Samberg Capital Management, Inc., 354 Pequot Avenue, Southport, CT 06490, which is a Connecticut corporation.

     (d)          Title  of Class of Securities: COMMON STOCK $.0001 PAR VALUE

           (e)            CUSIP  Number:      111320107

Item  3.         This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).
Dawson Samberg Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item  4.          Ownership.
               Ownership as of January 31, 1999 is incorporated by reference to items (5) - (9) and (11) of the cover page of the reporting person. As of January 1, 1999, the reporting person restructured and spun-off Pequot Capital Management, Inc. ("Pequot Capital"). As a result of this spin off, certain investment advisory clients, including those who own the 1,514,600 shares reported on the reporting person's initial Schedule 13G filing are now advised by Pequot Capital.

Item  5.          Ownership  of  Five  Percent  or  Less  of  a  Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
the                    Security  Being Reported by the Parent Holding Company.
               Not  Applicable

Item  8.          Identification  and  Classification of Members of the Group.
               Not  Applicable

Item  9.          Notice  of  Dissolution  of  the  Group.
               Not  Applicable

Item  10.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February  9,  1999

By:  /s/          Thomas  S.  Galvin
  Title:  Chief  Operating  Officer